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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to
Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 6)*

THE PANTRY, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
698657 10 3
(CUSIP Number)
FS Equity Partners III, L.P.
FS Equity Partners International, L.P.
FS Equity Partners IV, L.P.
11100 Santa Monica Blvd.
Suite 1900
Los Angeles, California 90025
Attention: Charles P. Rullman
(310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 8, 2005
(Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13-d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,131,728
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,131,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,728
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (see Instructions) PN

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,131,728
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,131,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,728
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (see Instructions) PN

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,131,728
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,131,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,728
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (see Instructions) CO

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS Equity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 557,093
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 557,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,093
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (see Instructions) PN

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 557,093
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 557,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,093
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (see Instructions) 00

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS Equity Partners International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 45,548
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 45,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,548
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (see Instructions) PN

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS & Co. International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 45,548
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 45,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,548
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (see Instructions) PN

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) FS International Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 45,548
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 45,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,548
12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (see Instructions) CO

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

Item 1. Security and Issuer.

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to The Pantry, Inc., a Delaware corporation (the “Issuer”), on December 20, 1999 (the “Initial Filing”), Amendment No. 1 with respect thereto, as filed with the Commission on April 7, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on December 4, 2002, Amendment No. 3 with respect thereto, as filed with the Commission on December 10, 2003, Amendment No.4 with respect thereto as filed with the Commission on January 22, 2004 and Amendment No. 5 with respect thereto, as filed with the Commission on October 20, 2004 (the Initial Filing, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definition of terms not otherwise defined herein, remains in full force and effect.

Item 2. Identity and Background.

No material change has occurred in the facts set forth in the response to this item of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transactions.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On March 8, 2005, a Purchase Agreement (the “March 2005 Purchase Agreement”) was entered into among the Issuer, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith (together, the “March 2005 Underwriter”) and the FS Selling Stockholders, pursuant to which the March 2005 Underwriter agreed, among other things, to purchase from the FS Selling Stockholders, 2,150,000 shares of Issuer Common Stock (the “March 2005 Offered Securities”) in a block sale pursuant to the Registration Statement (the “March 2005 Securities Sale”). Included in the March 2005 Offered Securities are 1,402,939 shares of Issuer Common to be sold by FSEP III, 690,598 shares of Issuer Common to be sold by FSEP IV and 56,463 shares of Issuer Common to be sold by FSEP International to the Underwriters at a per share price of $31.72. The March 2005 Underwriter intends to resell the March 2005 Offered Securities to the public. The transaction closed on March 11, 2005.

Immediately following the consummation of the March 2005 Securities Sale, the Filing Persons may, in the aggregate, be deemed to beneficially own 1,734,369 shares of Issuer Common Stock which includes 1,131,728 shares of Issuer Common Stock held by FSEP III, 557,093 shares of Issuer Common Stock held by FSEP IV and 45,548 shares of Issuer Common Stock held by FSEP International, which in the aggregate represent approximately 8.4% of the outstanding Issuer Common Stock as of March 8, 2005.

In addition, in connection with the transactions contemplated by the 2005 Purchase FSEP III, FSEP IV and FS International have entered into customary lock-up agreements pursuant to which FSEP III, FSEP IV and FS International have agreed that for a period of 30 days from March 8, 2005 they will not directly or indirectly offer, pledge, sell or otherwise transfer or dispose of any Issuer Common Stock or securities convertible or exchangeable or exercisable for Issuer Common Stock.

The March 2005 Securities Sale is more particularly described in, and the foregoing description is subject to, the actual terms and conditions set forth in the March 2005 Purchase Agreement, a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference.

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended in their entirety as follows:

(a)-(b) The percentages of outstanding Issuer Common Stock reported in this Item 5(a) are based on 20,664,183 shares of Issuer Common outstanding as of March 8, 2005, as reported by the Issuer in the prospectus supplement of the Issuer dated March 8, 2005 and filed with the Commission in accordance with the Securities Act of 1933.

Upon the closing of the March 2005 Securities Sale on March 11, 2005, as of such date, the Filing Persons may, in the aggregate, be deemed to beneficially own 1,734,369 shares of Issuer Common, which includes 1,131,728 shares of Issuer Common Stock held by FSEP III, 557,093 shares of Issuer Common Stock held by FSEP IV and 45,548 shares of Issuer Common Stock held by FSEP International, which in the aggregate represent approximately 8.4% of the outstanding shares of Issuer Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP IV. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP III and FSEP IV. FSEP IV and Capital Partners LLC disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP III and FSEP International.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as previously disclosed in the Schedule 13D or in Item 4 of this Amendment, there are no contracts, arrangements, understandings or relationships between the Filing Persons with respect to the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding the following paragraph:

Exhibit 8 Purchase Agreement dated March 8, 2005 by and among the Issuer, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, FSEP III, FSEP IV and FSEP International (the "March 2005 Purchase Agreement").

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS Equity Partners III, L.P.
Date: March 11, 2005
By: FS Capital Partners, L.P., its General Partner

By: FS Holdings, Inc., its General Partner

	By:	/s/ John Roth

Name: John Roth Title: Vice President

FS Capital Partners, L.P.

By: FS Holdings, Inc., its General Partner

By:	/s/ John Roth

Name: John Roth Title: Vice President

FS Holdings, Inc.,

By:	/s/ John Roth

Name: John Roth Title: Vice President

FS Equity Partners IV, L.P.

By: FS Capital Partners LLC its General Partner

By:	/s/ John Roth

Name: John Roth Title: Managing Member

FS Capital Partners LLC

By:	/s/ John Roth

Name: John Roth Title: Managing Member

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

FS Equity Partners International, L.P.

By: FS&Co. International, L.P., its General Partner

By: FS International Holdings Ltd., its General Partner

By:	/s/ John Roth

Name: John Roth Title: Vice President

FS&Co. International, L.P.,

By: FS International Holdings Ltd., its General Partner

By:	/s/ John Roth

Name: John Roth Title: Vice President

FS International Holdings Ltd.

By:	/s/ John Roth

Name: John Roth Title: Vice President

SCHEDULE 13D

Issuer: The Pantry, Inc.	CUSIP Number: 698657 10 3

EXHIBIT 8

MARCH 2005 PURCHASE AGREEMENT